[redacted]

11000254

NO-ACT

32(a)

32a-4

PUBLIC AVAILABILITY 6/20/11

June 20, 2011
IM Ref. No. 20116141248
Main Street Capital Corporation
File No. 001-33723

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

In your letter dated June 20, 2011, you request assurance that the staff of the Division of Investment Management will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 32(a) of the Investment Company Act of 1940 (the "1940 Act") against Main Street Capital Corporation (the "Company"), an internally managed closed-end investment company that has elected to be regulated as a business development company ("BDC") under the 1940 Act, if the Company does not submit the selection of its independent public accountant to shareholders for ratification or rejection at the Company's next succeeding annual meeting of shareholders, provided that the Company fully complies with rule 32a-4 under the 1940 Act as if it were a registered management investment company ("fund").[1]

Background

Section 32(a) of the 1940 Act prohibits a fund from filing any financial statement signed or certified by an independent public accountant unless the selection of that accountant by a majority of the members of the board of directors who are not interested persons of the fund has been submitted to shareholders for ratification or rejection at the next succeeding annual meeting of shareholders. Section 59 of the 1940 Act makes section 32(a) applicable to a BDC to the same extent as if it were a registered closed-end investment company. Rule 32a-4 under the 1940 Act (the "Rule"), however, provides a fund an exemption to the shareholder ratification requirement of section 32(a) if:

a. The fund's board of directors has established a committee, composed solely of directors who are not interested persons of the fund, that has responsibility for overseeing the fund's accounting and auditing processes ("audit committee");

b. The fund's board of directors has adopted a charter for the audit committee setting forth the committee's structure, duties, powers, and methods of operation or set forth such provisions in the fund's charter or bylaws; and

c. The fund maintains and preserves permanently in an easily accessible place a copy of the audit committee's charter and any modification to the charter.

You state that although section 32(a) applies to BDCs, there is some doubt whether the Company may rely on the Rule.[2] You state that, by its terms, the Rule applies only to a fund or a

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1 This letter confirms oral no-action relief provided by James M. Curtis of the staff to Steven Boehm of Sutherland, Asbill & Brennan LLP on June 14, 2011.

2 Neither the Rule's proposing nor adopting release specifically discussed the Rule's applicability to BDCs.

registered face-amount certificate company, and the Company is neither.[3] You also note that the Commission stated in a release (the "Release") approving a proposed amendment to New York Stock Exchange Rule 452 ("Rule 452") that the exemption provided by the Rule from the shareholder ratification requirement is not available to BDCs.[4]

Analysis

You request assurance that we would not recommend enforcement action to the Commission against the Company under section 32(a) of the 1940 Act if the Company does not submit the selection of its independent public accountant to shareholders for ratification or rejection at the Company's next succeeding annual meeting, provided that the Company fully complies with the Rule.

In support of your request, you note that the Commission adopted the Rule because it believed that shareholder ratification of the selection of a fund's independent public accountant had become largely perfunctory, and that an audit committee composed solely of independent directors could provide more meaningful oversight of the auditor.[5] You state that, to the extent that a BDC, like the Company, complies with the Rule, its shareholders benefit from the greater oversight provided by the wholly disinterested audit committee.

You state that there is no basis in policy to treat a BDC under the Rule differently than a registered closed-end investment company. You state that nothing in the Release suggests a policy reason that a BDC that fully complies with the Rule should nevertheless seek shareholder ratification of the selection of the BDC's auditor.[6] You also state that allowing the Company to

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Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24082 (Oct. 14, 1999)("Rule 32a-4 Proposing Release"); Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001)("Rule 32a-4 Adopting Release").

3 Section 6(f) of the 1940 Act makes the registration requirement under section 8 of the 1940 Act inapplicable to a BDC.

4 Self-Regulatory Organizations; New York Stock Exchange LLC: Order Approving Proposed Rule Change, as Modified by Amendment No. 4 to Amend NYSE Rule 452 and Corresponding Listed Company Manual Section 402.08 to Eliminate Broker Discretionary Voting for the Election of Directors, Except for Companies Registered under the Investment Company Act of 1940, and to Codify Two Previously Published Interpretations that Do Not Permit Broker Discretionay Voting for Material Amendments to Investment Advisory Contracts with an Investment Company, Exchange Act Release No. 60215 (July 1, 2009). The Release stated that a "registered investment company ... is exempt from the 1940 Act's [shareholder] ratification requirement if it relies on [the Rule] ... [t]hat exemptive rule is not available to BDCs." Id. at 40.

5 Rule 32a-4 Proposing Release; Rule 32a-4 Adopting Release.

6 You note that the Rule 452 amendment did not address ratification of a company's independent public accountant. Instead, the Release approved an amendment to Rule 452 prohibiting member brokers from voting without instructions from the beneficial owner on elections of directors, except for uncontested elections of directors of funds. Congress subsequently amended section 6 of the Securities Exchange Act of 1934 to require that the rules of any registered national securities exchange prohibit any member from exercising discretionary voting for the election of directors, except for the uncontested election of directors of any fund. Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. 111-203, § 957(2), 124 Stat. 1376, 1906-07 (2010).

rely on the Rule would be consistent with the basic approach to BDC regulation taken by the 1940 Act.[7]

You represent that the Company fully complies with the conditions set forth in the Rule. Thus: (i) the Company's board of directors (the "Board") has established an audit committee, composed solely of directors who are not interested persons of the Company, that meets regularly and has responsibility for overseeing the Company's accounting and auditing processes; (ii) the Board has adopted a charter for the audit committee setting forth the committee's structure, duties, powers, and methods of operation; and (iii) the Company maintains and preserves a copy of the audit committee charter and any modification to the charter as required by the Rule.

Conclusion

Based on the facts and representations set forth in your letter, we would not recommend enforcement action to the Commission under section 32(a) of the 1940 Act against the Company if the Company does not submit the selection of its independent public accountant to shareholders for ratification or rejection at the Company's next succeeding annual meeting of shareholders, provided that the Company fully complies with rule 32a-4 under the 1940 Act as if it were a fund. Any different facts or representations might require a different conclusion. This response expresses our position on enforcement action only and does not represent any legal conclusions regarding the matters discussed in your letter.

Stephen Van Meter
Senior Counsel

7 Congress amended the 1940 Act in 1980 ("1980 Amendments") to establish the BDC as a new type of closed-end investment company that would make capital and managerial assistance more readily available to "small, growing and financially troubled businesses." H.R. Rep. No. 1341, 96th Cong., 2d Sess. 21 (1980). The 1980 Amendments were intended to remove some of the regulatory burdens on BDC activities "that might create unnecessary disincentives to the legitimate provision of capital to small businesses," consistent with the protection of investors. Id. at 22. See generally Reginald L. Thomas and Paul F. Roye, *Regulation of Business Development Companies Under the Investment Company Act*, 55 S. Cal. L. Rev. 895, 912 (1982) (discussing the 1980 Amendments and regulatory issues relevant to BDCs).

SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

June 20, 2011

VIA U.S. Mail

Nadya Roytblat, Esq.
Deputy Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Rule 32a-4 of the Investment Company Act of 1940**

Dear Ms. Roytblat:

We are writing on behalf of our client Main Street Capital Corporation (the "Company"), a closed-end management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act").[1] We respectfully request your assurance that the staff of the Division of Investment Management (the "Staff") will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action under section 32(a) of the 1940 Act against the Company if the Company does not submit the selection of the Company's independent public accountant to shareholders for ratification or rejection at the Company's next succeeding annual meetings of shareholders, provided that the Company fully complies with Rule 32a-4 as if it were a registered management company.[2] As discussed below, we submit that none of the investor protection policies underlying the 1940 Act are implicated in the present circumstances.

[1] Unless otherwise noted, all statutory and regulatory provisions referenced herein are provisions of the 1940 Act or rules promulgated thereunder.

[2] Our letter seeks to formalize oral no-action relief provided by James M. Curtis of the Staff to the undersigned on June 14, 2011.

Background

The Company is an internally managed BDC that was formed in 2007. The Company's shares are listed and traded on the New York Stock Exchange. As of March 31, 2011, the Company had total assets of $529,815,967 (unaudited) on a consolidated basis.

Applicable Law

Section 32(a) of the 1940 Act prohibits a registered management investment company from filing any financial statement signed or certified by an independent public accountant unless the selection of that accountant by a majority of the members of the board of directors who are not interested persons of the company has been submitted to shareholders for ratification or rejection at the next succeeding annual meeting of shareholders. Section 59 of the 1940 Act makes Section 32(a) applicable to a BDC to the same extent as if it were a registered closed-end investment company. The legislative history of Section 32(a) indicates that Congress intended that shareholder ratification of the board's auditor selection or the election of the auditor by a shareholder, vote would make the auditor accountable to shareholders rather than to the fund's management whose actions the auditor reviews.[3]

Rule 32a-4 (the "Rule") provides a registered management investment company an exception to the shareholder ratification requirement of Section 32(a) if:

a. The company's board of directors has established a committee, comprised solely of directors who are not interested persons of the company, that has responsibility for overseeing the fund's accounting and auditing processes ("audit committee");

b. The company's board of directors has adopted a charter for the audit committee setting forth the committee's structure, duties, powers, and methods of operation or set forth such provisions in the fund's charter or bylaws; and

c. The company maintains and preserves permanently in an easily accessible place a copy of the audit committee's charter and any modification to the charter.

In 2001, the Commission adopted the Rule because it believed that shareholder ratification of the selection of a fund's independent public accountant had become largely

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[3] Selected Funds, SEC Staff No-Action Letter (Feb. 22, 1983) (citing Hearings on S. 3580 Bef. a Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess. 920–21 (1940) (remarks of William W. Werntz, SEC Chief Accountant), 1119 (remarks of David Schenker)).

perfunctory, and that an audit committee comprised of independent directors could provide more meaningful oversight of the auditor.[4]

Discussion

Although Section 32(a) applies to BDCs, there is some doubt whether the Company may rely on the Rule. First, the rule text and the Commission releases proposing and adopting the Rule make no mention of BDCs. By its terms, the Rule applies only to a registered management investment company or a registered face-amount certificate company. The Company is neither. Section 6(f) of the 1940 Act makes the registration requirement under Section 8 of the 1940 Act inapplicable to a BDC. Second, the Commission stated in a release (the "Release") approving a proposed amendment to New York Stock Exchange Rule 452 ("Rule 452") that the exemption from the auditor ratification requirement provided by the Rule is not available to BDCs.[5] The Commission stated in the Release that "the regulation of BDCs and registered investment companies under the 1940 Act differs significantly," and ultimately that "[that] exemptive rule is not available to BDCs."[6] We note that the purpose of the Release was to approve an amendment to Rule 452 eliminating broker discretionary voting for the election of directors, except for the uncontested election of directors of a registered investment company. The Rule 452 amendment did not address ratification of a company's independent public accountant, and nothing in the Release suggests a policy reason that a BDC that fully complies with the Rule should nevertheless seek shareholder ratification of the selection of the BDC's auditor.[7]

The Commission proposed the Rule because it believed "the ongoing oversight provided by an independent audit committee can provide greater protection to shareholders than the current requirement for shareholder ratification of a fund's independent auditors."[8] As stated

[4] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 at 8 (Jan. 2, 2001) ("32a-4 Adopting Release").

[5] Self-Regulatory Organizations; New York Stock Exchange LLC: Order Approving Proposed Rule Change, as Modified by Amendment No. 4 to Amend NYSE Rule 452 and Corresponding Listed Company Manual Section 402.08 to Eliminate Broker Discretionary Voting for the Election of Directors, Except for Companies Registered under the Investment Company Act of 1940, and to Codify Two Previously Published Interpretations that Do Not Permit Broker Discretionary Voting for Material Amendments to Investment Advisory Contracts with an Investment Company, Exchange Act Release No. 60215 at 13 (July 1, 2009).

[6] Id. at 13.

[7] Congress subsequently amended Section 6 of the Securities and Exchange Act of 1934 to require that the rules of any registered national securities exchange prohibit any member from exercising discretionary voting for the election of directors, except for the uncontested election of directors of any registered investment company. Dodd-Frank Wall Street Reform and Consumer Protection Act, Pub. L. 111-203, § 957(2), 124 Stat. 1376, 1906-07 (2010).

[8] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24082 at 14-15 (Oct. 14, 1999).

above, the 32a-4 Adopting Release stated the same conclusion. The final rule includes several conditions, set forth above, necessary to ensure that the "auditor is subject to the oversight and direction of an audit committee consisting entirely of independent directors."[9]

The Company fully complies with the conditions set forth in the Rule. Thus, (i) the Company's board of directors (the "Board") has established an audit committee, composed solely of directors who are not interested persons of the Company, that meets regularly and has responsibility for overseeing the fund's accounting and auditing processes; (ii) the Board has adopted a charter for the audit committee setting forth the committee's structure, duties, powers, and methods of operation; and (iii) the Company maintains and preserves a copy of the audit committee charter and any modification to the charter as required by the Rule.

The Company believes that there is no basis in policy to afford BDCs treatment in relation to the Rule that is different from the treatment of registered closed-end funds. Indeed, to the extent that a BDC, like the Company, complies with the Rule, its shareholders benefit from the greater oversight provided by a wholly disinterested audit committee. Further, allowing BDCs to rely on the Rule is wholly consistent with the manner in which the BDC-specific provisions of the 1940 Act have been interpreted and applied. [10] To the extent a BDC, like the Company, has complied with the conditions of the Rule, it should be afforded the exemption provided by the Rule.

Accordingly, we respectfully request your assurance that the Staff will not recommend that the Commission take enforcement action against the Company under Section 32(a) of the 1940 Act if the Company does not submit the selection of the Company's independent public accountant to shareholders for ratification or rejection at the Company's next succeeding annual meetings of shareholders, provided that the Company fully complies with Rule 32a-4 as if it were a registered management company.

* * *

[9] Id. at 15.

[10] See, e.g., Reginald L. Thomas and Paul F. Roye, *Regulation of Business Development Companies Under the Investment Company Act*, 55 S. Cal. L. Rev. 895, 912 (1982) (stating "A principal purpose of the Small Business Investment Incentive Act of 1980 ("1980 Amendments") is to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies. The 1980 Amendments attempt to eliminate provisions of the Investment Company Act and the Advisers Act that create unnecessary disincentives to venture capital activities." (internal citations omitted)).

Your attention to this matter is greatly appreciated. Should you have any questions with respect to the foregoing request, please feel free to contact the undersigned at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Very truly yours,

Steven B. Boehm

cc: Stephen Van Meter, Esq.
James Curtis, Esq.
James O'Connor, Esq.
Harry Pangas, Esq.

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